SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                           MCGLEN INTERNET GROUP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.03 per share
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                         (Title of Class of Securities)

                                    580578102
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                                 (CUSIP Number)

                                    MIKE CHEN
                             PRESIDENT AND SECRETARY
                           3002 DOW AVENUE, SUITE 212
                            TUSTIN, CALIFORNIA 92780
                                 (949) 851-8078
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 3, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or

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13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                               CUSIP No. 580578102

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(1)      NAMES OF REPORTING PERSONS/S.S. OR IRS IDENTIFICATION NOS. OF ABOVE
         PERSONS

         Mike Chen                  S.S. # ###-##-####

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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER     (a) [ X ]
         OF A GROUP*                               (b) [   ]
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(3)     SEC USE ONLY

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 (4)     SOURCE OF FUNDS*
         OO
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 (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)         [   ]
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 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
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NUMBER OF SHARES
BENEFICIALLY OWNED                              9,217,117
BY EACH REPORTING PERSON WITH

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                     (7)     SOLE VOTING POWER
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                     (8)     SHARED VOTING POWER
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                     (9)     SOLE DISPOSITIVE POWER            9,217,117
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                     (10)    SHARED DISPOSITIVE POWER
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(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,217,117
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(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        [ ]
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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                          28.05 %
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(14)     TYPE OF REPORTING PERSON*
                  IN
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                                  SCHEDULE 13D

                               CUSIP No. 580578102
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(1)      NAMES OF REPORTING PERSONS/S.S. OR IRS IDENTIFICATION NOS. OF ABOVE
         PERSONS

         George Lee                 S.S. # ###-##-####

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ X  ]
                                                              (b) [   ]
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 (3)     SEC USE ONLY

--------------------------------------------------------------------------------
 (4)     SOURCE OF FUNDS*
         OO
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 (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)         [   ]
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 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
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NUMBER OF SHARES
BENEFICIALLY OWNED                  9,592,922
BY EACH REPORTING PERSON WITH

                     (7)     SOLE VOTING POWER
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                     (8)     SHARED VOTING POWER
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                     (9)     SOLE DISPOSITIVE POWER    9,592,922
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                     (10) SHARED DISPOSITIVE POWER
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(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,592,922

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



--------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                         [ ]
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                      29.2 %
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*
                  IN
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The summary  description  contained in this Statement of certain  agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

ITEM 1 - SECURITY AND ISSUER

         This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.03 per share (the "Shares") of McGlen Internet Group, a Delaware corporation (the "Company"). The principal executive office of Company is located at 3002 Dow Avenue, Suite 212, Tustin, California 92780.

ITEM 2 - IDENTITY AND BACKGROUND

         Item 2(a) through Item 2(f)

         This Schedule 13D is being filed by MIKE CHEN, an individual and GEORGE LEE, an individual with respect to the Shares beneficially owned by Mr. Chen and Mr. Lee

         The business address of MIKE CHEN and GEORGE LEE is 3002 Dow Avenue, Suite 212, Tustin, California 92780. The present principal occupation of MIKE CHEN is the President and Chief Technology Officer of the Company. The present principal occupation of GEORGE LEE is the Chief Executive Officer of the Company. The principal business of the Company is to sell, distribute and market computer, computer peripherals and electronic products to business professionals and consumers via Internet. The Company operates several e-tail storefronts, each of which focuses on certain specialty products. The Company's address is 3002 Dow Avenue, Suite 212, Tustin, California 92780. Mr. Chen and Mr. LEE are U.S. citizens.

Item 2(d) and Item 2(e)

         Neither MIKE CHEN and GEORGE LEE has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Neither MIKE CHEN and GEORGE LEE contributed any funds towards the purchase of the Shares. The Shares were acquired by Mr. Chen as a result of a merger among McGlen Micro, Inc., a California corporation ("MMI"), the Company and the Company's subsidiary, Adrenalin Acquisition Corporation, in a shares-exchange transaction.


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



         The transaction was structured as a reverse triangular merger which resulted in the merger of the Company's subsidiary, Adrenalin Acquisition Corporation, into MMI, the terms of which were agreed on April 28, 1999 and consummated on December 2, 1999. Messrs. Chen and Lee exchanged all of their shares of MMI in exchange for shares of common stock of the Company. A copy of the Agreement and Plan of Merger dated April 28, 1999 is filed as an exhibit hereto and is incorporated by reference into this Item 3.

ITEM 4 - PURPOSE OF TRANSACTION

         The Shares may be regarded, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as being beneficially owned by each of Mr. Chen and Mr. Lee. MIKE CHEN acquired 9,217,117 shares in a shares exchange merger transaction between the Company and its subsidiary and MMI, which Mr. Chen co-founded with Mr. Lee. Mr. Lee acquired 9,592,922 shares of common stock in a share exchange merger transaction among the Company and its subsidiary and MMI, which Mr. Lee co-founded with Mr. Chen.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

         (a) The number of shares of common stock owned as of the date of the filing of this statement by MIKE CHEN is 9,217,117, representing approximately 28.05% of the Shares of common stock reported to be outstanding as of December 3, 1999. As of the date of the filing of this statement, Mr. Chen has no plan or proposal which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D. The number of shares of common stock owned as of the date of the filing of this statement by GEORGE LEE is 9,592,922, representing approximately 29.2% of the Shares of common stock reported to be outstanding as of December 3, 1999. As if the date of the filing of this statement, Mr. Lee has no plan or proposal which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of
Schedule 13D.

         The percentage of shares of Common Stock beneficially owned by each of Messrs. Chen and Lee are based on the number of shares of Common Stock as reported in the Issuer's Form 8-K as filed with the Securities and Exchange Commission (the "SEC") on February 1, 2000, and which is attached as an exhibit hereto and is incorporated by reference into this Item 5.

         (b) Each Mr. Chen and Mr. Lee has the power to vote or direct the vote and to dispose or direct the disposition of all shares of common stock beneficially owned by them.

         (c) Other than as set forth in this Schedule 13D, to the best of MIKE CHEN's and GEORGE LEE's knowledge as of the date hereof Mr. Chen and Mr. Lee have not effected any transaction in the Issuer's Common Stock during the past 60 days.

         (d)    Not applicable.

         (e)    Not applicable.

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


ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

         To the best of MIKE CHEN's and GEORGE LEE's knowledge, except as described in this Schedule 13D or in the exhibits hereto, neither Mr. Chen nor Mr. Lee is a party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS


1. Agreement and Plan of Merger dated as of April 28, 1999, by and among Adrenalin Interactive, Inc., Adrenalin Acquisition Corporation, McGlen Micro, Inc. and The Shareholders of McGlen Micro, Inc. (without exhibits).

2.       Form 8-K of McGlen Internet Group, Inc., filed on February 1 , 2000.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /s/MIKE CHEN
                                          ------------
                                          Mike Chen

Date: February 15, 2000



                                          GEORGE LEE
                                          ----------
                                          George Lee


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